Exhibit 1.

RESULTS OF OPERATIONS, ACQUISITION, CASH DIVIDEND, STOCK DIVIDEND


HACKENSACK, NJ, March 12, 2004 - First Real Estate Investment Trust ("FREIT") announced its operating results for the three months ended January 31, 2004. All per share amounts discussed represent diluted earnings per share. The results of operations for the three months are not necessarily indicative of future operation results.

OPERATING RESULTS
-----------------

Revenue for the three months ended January 31, 2004 ("Current Quarter") increased $618,000 (12.8%) to $5,450,000 from $4,832,000 for the three months ended January 31, 2003 ("Prior Year's Quarter"). Net income increased $233,000 (18.3%) to $1,503,000 ($ .46 per share) for the Current Quarter, compared to $1,270,000 ($ .39 per share) for the Prior Year's Quarter. The Current Quarter's revenue and net income increases are principally from real estate operations, which include a non-recurring amount of $308,000 representing a lease termination payment made to FREIT by a former tenant.

The following table summarizes revenues, expenses, and net income components.


                                                   Three Months Ended
                                              ------------------------------
                                                       January 31,
                                              ------------------------------
                                             2004            2003
                                             ----            ----
                                              ($000, except            Increase
                                              -------------
                                            per share amounts)        (Decrease)
                                            ------------------
Revenue
Retail properties                           $ 3,698       $ 3,086       $   612
Residential properties                        1,647         1,614            33
All other                                       105           132           (27)
                                            -------       -------       -------
Total Revenue                                 5,450         4,832           618

Expenses:
Real estate operations                        1,777         1,695            82
Finanicng costs                               1,324         1,194           130
Depreciation                                    609           532            77
Other                                           237           141            96
                                            -------       -------       -------
Total expenses                                3,947         3,562           385
                                            -------       -------       -------
Net income                                  $ 1,503       $ 1,270       $   233
                                            =======       =======       =======

Net Income Components
Retail Properties                           $ 2,634       $ 2,108       $   526
Residenital properties                          934           895            39
Investment income                                45            53            (8)
Equity in income of affiliates                   60            81           (21)
Corporate expenses                             (182)          (92)          (90)
Depreciation                                   (609)         (532)          (77)
Financing Costs                              (1,324)       (1,194)         (130)
Minority interest                               (55)          (49)           (6)
                                            -------       -------       -------
Net Income                                  $ 1,503       $ 1,270       $   233
                                            =======       =======       =======

Earnings per share:
Basic                                       $  0.48       $  0.41       $  0.07
                                            -------       -------       -------
Diluted                                     $  0.46       $  0.39       $  0.07
                                            -------       -------       -------

ACQUISITION


FREIT, through an affiliate, has entered into a contract to purchase an apartment community in Northern New Jersey. FREIT is currently conducting inspections as part of its due diligence review. If the findings of the due diligence review are satisfactory to FREIT, the acquisition is expected to close on or about March 31, 2004. The acquisition price will be approximately $45 million that will be financed in part by a mortgage and in part by cash.


DIVIDENDS


     A) The first quarter cash dividend, which has been increased to $.40 per share from $.35, is payable on March 16, 2004 to share holders of record on March 1, 2004.

     B) On March 4, 2004, FREIT's Board of Trustees declared a stock split in the form of a stock dividend. Each shareholder will receive one additional share for each share owned. The stock dividend will be distributed on March 31, 2004 to shareholders of record on March 17, 2004. The shares are expected to begin trading on a split-adjusted basis in the over-the-counter market on April 1, 2004.




The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods, or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust's filings with the SEC including the Trust's most recent filed report on Forms 10-K and 10-Q.



                                     ######











FREIT is a publicly traded (over-the-counter - symbol FREVS) REIT organized in 1961. It has approximately $105 million (historical cost basis) of assets. Its portfolio of residential and retail properties extends from Eastern, L.I. to Maryland, with the largest concentration in Northern New Jersey.



   For additional information contact Shareholder Relations at (201) 488-6400.


                     505 Main Street, Hackensack, NJ, 07601